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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65343

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Curtiswood Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

104 Woodmont Blvd., Suite 200
(No. and Street)

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

Nashville (City) TN (State) 37205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott R Nieboer 615-386-0231
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

RECD S.E.C.
NOV 28 2005
1086

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs, PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Rd (Address) Nashville (City) TN (State) 37228 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Nieboer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curtiswood Capital, LLC, as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Manager
Title

Janice F Schloss
Notary Public

JANICE F. SCHLOSS STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURTISWOOD CAPITAL, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES,
AND
REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

SEPTEMBER 30, 2005

CURTISWOOD CAPITAL, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES,
AND
REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

SEPTEMBER 30, 2005

CONTENTS

KraftCPAs
PLLC

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Executive Committee and Member
Curtiswood Capital, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Curtiswood Capital, LLC (the "Company") as of September 30, 2005, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curtiswood Capital, LLC at September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
October 31, 2005

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

CURTISWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

ASSETS

Cash	$ 9,531
Deposits with clearing broker	4,349,266
Securities owned:	
Marketable, at market value - Note 3	9,236,851
Not readily marketable, at estimated value - Note 3	11,621
Prepaid expenses and other assets	21,568
Furniture and equipment - at cost, less accumulated depreciation of $37,793	26,021
TOTAL ASSETS	$ 13,654,858

LIABILITIES AND MEMBER'S EQUITY

LIABLITIES	
Payable to clearing broker, net - Note 4	$ 7,585,125
Marketable securities sold, not yet purchased, at market value - Notes 3 and 7	1,618,412
Accounts payable and accrued expenses	166,165
TOTAL LIABILITIES	9,369,702
COMMITMENTS - Note 5	
MEMBER'S EQUITY	4,285,156
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 13,654,858

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2005

REVENUES	
Trading income	$ 835,119
Interest and dividend income	508,765
Commission income	318,986
TOTAL REVENUES	1,662,870
EXPENSES	
Floor brokerage, exchange, and clearance fees	314,216
Communication and data processing	107,251
Interest	192,626
Occupancy - Note 5	30,550
Other - Note 6	406,384
TOTAL EXPENSES	1,051,027
INCOME BEFORE INCOME TAX EXPENSE	611,843
INCOME TAX EXPENSE	10,736
NET INCOME	$ 601,107

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2005

BALANCE - BEGINNING OF YEAR	$ 3,684,049
Net income for the year	601,107
BALANCE - END OF YEAR	$ 4,285,156

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

OPERATING ACTIVITIES	
Net income	$ 601,107
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	15,804
(Increase) in operating assets:	
Deposits with clearing broker	(747,761)
Marketable securities, at market value	(2,787,901)
Not readily marketable securities, at estimated fair value	(21)
Prepaid expenses and other assets	(2,194)
Increase in operating liabilities:	
Payable to clearing broker	2,456,751
Marketable securities sold, not yet purchased	447,546
Accounts payable and accrued expenses	31,894
Total Adjustments	(585,882)
NET CASH PROVIDED BY OPERATING ACTIVITIES	15,225
INVESTING ACTIVITIES	
Purchase of furniture and equipment	(13,098)
NET CASH USED IN INVESTING ACTIVITIES	(13,098)

(continued on next page)

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF CASH FLOWS (CONTINUED)

FOR THE YEAR ENDED SEPTEMBER 30, 2005

NET INCREASE IN CASH		2,127
CASH - BEGINNING OF YEAR		7,404
CASH - END OF YEAR	$	9,531

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash payments for:

Interest expense	$	192,626
Income taxes	$	10,736

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL. LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2005

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Curtiswood Capital, LLC (the "Company"), a Tennessee limited liability company, is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). The Company's main office is located in Nashville, Tennessee and the Company has an office in Houston, Texas. The Company is wholly-owned by Trace Partners, LP, a Nevada limited partnership.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Fiscal year

The Company has adopted a September 30 fiscal reporting year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents. At September 30, 2005, the Company had no cash equivalents.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deposits with clearing broker

The Company clears its proprietary and customer transactions through another broker-dealer, Sterne, Agee & Leach, Inc. ("SAL") on a fully disclosed basis via a correspondent clearing agreement which expires on July 23, 2006. The Company has agreed to maintain a deposit account with SAL equal to or greater than the margin requirements on securities with a minimum balance of $250,000.

Securities transactions

Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement-date basis. In management's opinion, such accounting has no material effect on the financial statements. All of the Company's trading activities are cleared by SAL Financial Services, Inc.

Marketable securities are valued at market value, and any securities not readily marketable are valued at estimated fair value as determined by management.

Furniture and equipment

Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 5 to 7 years.

Trading income

Trading income is recorded as the difference between the acquisition cost of the security and the selling price or current fair market value and consists of realized and unrealized gains (losses).

Interest and dividend income

Interest income is recognized in the period earned. Dividend income is accrued and recognized as of the ex-dividend date.

Commission income

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interest expense

The Company may from time to time finance its security positions via a margin account with its clearing broker. The margin account bears interest at a current market rate that fluctuates daily.

Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all federal tax effects of the Company's income, gains and losses are passed through to Trace Partners, LP, and the Company is only liable for state excise taxes based on the portion of its taxable income that is not self-employment income as provided under applicable state law.

Concentration of risk

The Company maintains its cash account in one commercial bank. At September 30, 2005, the balance per bank in this account did not exceed FDIC-insured limits.

Investments are subject to market risk, the risk inherent in a fluctuating market. The broker/dealer that is the custodian of the Company's securities is covered by the Securities Investor Protection Corporation (SIPC), which provides limited protection to investors. SIPC coverage is limited to specified investor-owned securities (notes, bonds, mutual funds, investment company securities and registered securities) held by an insolvent SIPC member at the time a supervising trustee is appointed. The SIPC also protects against unauthorized trading in the Company's security account. SIPC coverage is limited to $500,000 per customer, including $100,000 for cash that is on deposit as the result of a security transaction. At September 30, 2005, the Company's balance on deposit with this broker/dealer exceeded the insurance limits of the SIPC by approximately $4,249,000. The SIPC does not cover market risk.

There are multiple business risks associated with operating the Company. It trades with a limited number of counter-parties which include institutional money managers, national broker/dealers, regional broker/dealers and inter-dealer brokers. The value of some trades may be very large compared to the Company's capital. A counter-party's failure to pay for or deliver securities may result in significant losses to the Company due to changes in market value between the original transaction and the subsequent re-sale or re-purchase of the securities involved. The loss or reduction of trading volume with a counter-party may have a material adverse effect on the Company's business, financial condition, results of operations and/or cash flows.

NOTE 3 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consist of the following at September 30, 2005:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 1,062,200	$ 767,221
Corporate bonds, debentures and notes	8,186,272	851,191
	$ 9,248,472	$ 1,618,412
Marketable securities owned, at market value	$ 9,236,851	$ 1,618,412
Not readily marketable securities owned, at estimated value	11,621	-
	$ 9,248,472	$ 1,618,412

NOTE 4 - PAYABLE TO CLEARING BROKER, NET

Amounts receivable from and payable to the Company's clearing broker, SAL, consist of the following at September 30, 2005:

Payable to clearing broker	$ (7,901,942)
Receivable from clearing broker	59,758
Interest receivable from clearing broker	257,059
Payable to clearing broker, net	$ (7,585,125)

The amount payable to the clearing broker is collateralized by the Company's deposits with the clearing broker and the securities owned by the Company.

NOTE 5 - COMMITMENTS

The Company leases office space in Nashville, Tennessee, under an operating lease that expires April 30, 2007, and calls for escalating monthly lease payments plus additional fees for parking.

The Company leases office space in Houston, Texas, under an operating lease that expires June 30, 2006.

As of September 30, 2005, aggregate future rental payments required under the leases amounted to:

For the year ending September 30,	
2006	38,314
2007	15,527
	$ 53,841

Total rent expense incurred under all operating leases for the year ended September 30, 2005, amounted to $30,550.

NOTE 6 - RELATED PARTY TRANSACTIONS

Total salaries and benefits included in other expenses, that were applicable to partners of an affiliated company, amounted to approximately $112,000 for the year ended September 30, 2005.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company has sold securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2005 at the current market values of the related securities and will incur a loss if the market value of the securities is higher at the purchase date.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2005, the Company had regulatory net capital of $2,204,375, which was $1,954,375 in excess of its required net capital of $250,000. The Company's percent of aggregate indebtedness to net capital ratio was .08 to 1.

<u>SUPPLEMENTAL SCHEDULES</u>

CURTISWOOD CAPITAL, LLC

COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2005

Net Capital	
Total member's equity from the Statement of Financial Condition	$ 4,285,156
Deductions and/or charges:	
Nonallowable assets from the Statement of Financial Condition:	
Interest receivable from clearing broker	257,059
Not readily marketable securities owned, at estimated fair value	11,621
Prepaid expenses and other assets	21,568
Furniture and equipment, net	26,021
Total deductions and/or charges	316,269
Net capital before haircuts on securities positions	3,968,887
Haircuts on securities:	
Trading and investment securities	1,385,538
Undue concentration	378,974
Total haircuts on securities	1,764,512
Net Capital	$ 2,204,375
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 166,165
Total aggregate indebtedness	$ 166,165
Computation of Basic Net Capital Requirement	
Net capital requirement	$ 250,000
Excess net capital	$ 1,954,375
Excess net capital at 1000%	$ 2,187,758
Percentage of aggregate indebtedness to net capital	8 %

CURTISWOOD CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2005

Curtiswood Capital, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

CURTISWOOD CAPITAL, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2005

Curtiswood Capital, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

CURTISWOOD CAPITAL, LLC

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-3 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

SEPTEMBER 30, 2005

Reconciliation of the Company's computation (included in Part II of Form X-17A-5 as of September 30, 2005)

Net capital, as reported in Company's Part II (unaudited FOCUS report)	$ 2,204,375
Audit adjustments - none	-
Net capital, per audited financial statements	$ 2,204,375

CURTISWOOD CAPITAL, LLC

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

SEPTEMBER 30, 2005

Not applicable.

CURTISWOOD CAPITAL, LL C

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED

SEPTEMBER 30, 2005

None.

KraftCPAs
PLLC

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

Executive Committee and Member
Curtiswood Capital, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Curtiswood Capital, LLC (the "Company") for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Executive Committee and Member, management, the SEC, the National Association of Securities Dealers, Inc. ("NASD") and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
October 31, 2005